Exhibit 6.6

PROMISSORY NOTE -

PAYABLE ON DEMAND

$36,945	New Orleans, La.

For value received, the undersigned, MD Technologies Inc. (Maker), promises to pay to Jose S. Canseco (Payee), at his home address of 211 North Roadway, New Orleans, LA. 70124, the principal sum of Thirty-Six Thousand Nine Hundred and Forty-Five Dollars ($36,945), together with interest at the rate hereinafter provided for on the unpaid principal balance of this note from time to time outstanding until paid in full.

Interest shall accrue on the unpaid and outstanding principal balance of this note commencing on the date hereof and continuing until repayment of this note in full at a rate per annum of 8%. The principal and interest shall be due and payable in full within 90 days after demand.

Maker shall make all payments hereunder to Payee in lawful money of the United States and in immediately available funds.

The maturity of this note may be accelerated by Payee in the event Maker is in breach or default of any of the terms, conditions or covenants of any other agreement with Payee or its affiliates. Should default be made in payment of any installment when due hereunder the whole sum of principal and interest shall become immediately due and payable at the option of the holder of this note.

In the event any installment provided for herein is not paid on or before two (2) days following its due date, Maker promises to pay to the holder of this promissory note an amount equal to eight percent (8%) of the amount of such installment. In addition, Maker promises to pay interest on any such unpaid installment from the date due until such installment is paid in full at a per annum rate equal to the lesser of eighteen percent (18%) or the highest rate permitted by law. Time is of the essence.

Maker waives presentment, demand, notice of demand, protest, notice of protest or notice of nonpayment in connection with the delivery, acceptance, performance, default or enforcement of this note or of any document or instrument evidencing any security for payment of this note.

Failure at any time to exercise any of the rights of Payee hereunder shall not constitute a waiver of such rights and shall not be a bar to exercise of any of such rights at a later date. In the event of commencement of suit to enforce payment of this note, the prevailing party shall be entitled to receive the costs of collection including reasonable attorneys’ fees and court costs.

Nothing contained in this note shall be deemed to require the payment of interest or other charges by Maker or any other person in excess of the amount which the

Payee may lawfully charge under the applicable usury laws. In the event that Payee shall collect moneys which are deemed to constitute interest which would increase the effective interest rate to a rate in excess of that permitted to be charged by applicable law, all such sums deemed to constitute interest in excess of the legal rate shall be credited against the principal balance of this note then outstanding, and any excess shall be returned to Maker.

IN WITNESS WHEREOF, the undersigned has caused this promissory note to be duly executed as of the date first written below.

Dated: 6/24/02	MD Technologies Inc. (Maker)

	By:	/s/ Jose S. Canseco

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